FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number 1-31318
Gold Fields Limited
(Translation of registrant's name into English)
24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Gold Fields Limited
(Registration Number 1968/004880/06)
("Gold Fields " or “the Company”)

JSE, NYSE, DIFX Share Code: GFI
NYX Code: GFLB, and SWX Code: GOLI
ISIN: ZAE000018123
CHANGES TO THE BOARD OF DIRECTORS
New Appointment

In terms of Section 3.59 (a) of the Listings Requirements
of the JSE Limited (“JSE”), the Board is pleased to
announce the appointment of Mr Richard (Rick) Peter Menell,
as an Independent Non-Executive Director of Gold Fields,
with effect from Wednesday, 8 October 2008.

Rick is a Non-executive Director of African Rainbow
Minerals Limited, and a director on various other
companies. Previously, he has been the President and Member
of the Chamber of Mines of South Africa, President and
Chief Executive Officer of TEAL Exploration & Mining Inc
and Executive Chairman of Anglovaal Mining Limited and
Avgold Limited. He holds a B.A. (Hons) and M.A . (Natural
Sciences, Geology) from Trinity College, Cambridge, UK and
a M.Sc. (Mineral Exploration and Management) from Stanford
University, California, USA .
The Board welcomes Rick to the Gold Fields Group and looks
forward to his valuable contribution.
Change in Resignation Date

Further to the Media Release on 30 July 2008, and in
compliance with Section 3.61 of the Listings Requirements
of the JSE, Mr Terence Goodlace will be resigning as Chief
Operating Officer and an Executive Director of the Company,
with effect from Wednesday, 15 October 2008.
9 October 2008
Sponsor
JP Morgan Equities Limited

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  14 October 2008

GOLD FIELDS LIMITED
By:

Name:    Mr W J Jacobsz
Title:      Senior Vice President: Investor
                 Relations and Corporate Affairs